                                                                    Exhibit 99.2



                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 Azrieli Center
                                 Tel Aviv 67023
                                     ISRAEL

           SUMMARY DESCRIPTION OF THE ELRON ELECTRONIC INDUSTRIES LTD.
                          EMPLOYEE SHARE OPTION PLANS


         Nature and Purpose of the Plan. Elron Electronic Industries Ltd. (the "Company") established several series of Employee Share Option Plans (each, a "Plan"). The description of the first seven Plans, Series No. 1 and 3 through 8, was provided in the Registration Statement on Form S-8 filed with Securities and Exchange Commission on July 9, 1999 (the "1999 Registration Statement"). Options under Series 2 were not granted to employees of the Company and were not included on the 1999 Registration Statement. Series No. 9 through 17 have been established for certain eligible key employees (each, an "Employee"), as an incentive for Employees to remain in the employ of the Company and to encourage share ownership by Employees through the grant of options to purchase ordinary shares, NIS 0.003 nominal value, of the Company (the "Shares").

         Plan Administration. The options allocated under Series 9 and 10 are issued to Professor Joseph Gross, and the options allocated under Series 11 through 17 are allocated to the Employees Remuneration Trust Company, each of whom functions with respect to the applicable Plans as trustee (each, a "Trustee"), in accordance with the provisions (as in effect prior to 2003) of
Section 102 of the Israel Income Tax Ordinance [New Version], 1961 ( "Section 102" and the "Israeli Income Tax Ordinance, respectively"), and the regulations (then in effect) promulgated thereunder. The options are not issuable directly to the Employees. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., of which Professor Joseph Gross is a senior partner and the senior partners of which hold all of the shares of the Employees Remuneration Trust Company, is the Company's counsel in Israel.

         Immediately upon exercise of any options, the Company will issue the Shares to the applicable Trustee unless otherwise instructed by the Trustee. The Shares shall be held by the Trustee, unless otherwise agreed to by the Employee and the Trustee. In addition, the Company will notify the Tel Aviv Stock Exchange of the issuance of the Shares. As long as the Shares are registered in the Trustee's name, the Trustee is entitled to exercise the voting rights of the Shares, according to instructions received from the Employee. Any dividends payable to the Employee while the Trustee holds the Shares will be paid directly to the Employee. Upon allocation of any bonus shares, adjustments shall be made to the number of Shares issuable upon exercise of the options. Upon the grant to shareholders of the right to purchase securities of the Company, as described below, the Company shall offer, or cause the offering of, the same right to those Employees who have not yet exercised their options as if their options had been exercised prior to the date on which such right was set. Options allocated under Series 9 and 11 are also subject to adjustment for distribution of cash dividends.

         Participants in a Plan may obtain additional information about the Plan and its administrators by writing to Elron Industries Ltd., 3 Azrieli Center, Tel Aviv 67023, Israel, telephone: 972-3-607-5555, Attention: General Counsel.

         Persons Who May Participate in the Plans. The number of the options granted to each Employee is decided by the Board of Directors based on the Employee's contribution to the Company, seniority, administrative or professional responsibility and professional excellence. The following are the grants of options to the Employees approved by the Board of Directors of the Company, which have not yet expired (the grants under Series 9 and 11 were also approved by a general meeting of the shareholders of the Company):

Option               Options                   Expiration Date
Series               -------                   ---------------
------
Series 9             58,154                    February 3, 2005, with respect to the
                                               first third of the options.
                                               Each remaining third shall expire at
                                               the end of each subsequent year.

Series 10            33,000                    October 26, 2007

Series 11            58,000                    June 21, 2006, with respect to the
                                               first third of the options.
                                               Each remaining third shall expire at
                                               the end of each subsequent year.

Series 12            42,000                    June 21, 2008

Series 13            34,871                    August 16, 2008

Series 14            30,000                    September 2, 2008

Series 15           138,000                    October 25, 2007

Series 16            18,000                    November 30, 2007

Series 17            30,000                    June 23, 2008


Purchase of Shares Pursuant to the Plans and Payment for Shares Offered. The options under Series 10 and 12 through 17 become exercisable at a rate of 25% per year commencing one year from the Grant Date or the date set forth in the Plan, as the case may be. The options under Series 9 and 11 are designated to the Employee at a rate of one-third per year following their issuance to the Trustee (the first third is designated to the Employee upon the issuance to the Trustee) and become exercisable at a rate of one-third per year commencing two years after their designation to the Employee.

         An option shall be exercised by payment to Company of the option's exercise price (the "Exercise Price") as set forth in each Plan, except for Series 9 and 11, which contain "cashless" exercise provisions and require only payment of the nominal value per share, as described below. Subject to their vesting period, the options are exercisable on any business day on which the Company is open for business. The participant may exercise all or part of the exercisable options.

         The number of Shares issuable upon exercise of an option is subject to adjustment under certain circumstances:

         Series 9, 10 and 12 through 17 provide that if the Company allocates bonus shares to its shareholders prior to exercise by an Employee of his or her options, the Employee is entitled to receive, upon the exercise of the option, an allocation of bonus shares in the amount he or she would have received if the options had been exercised prior to the date on which the right to the bonus shares was determined, and that no adjustment would be made to the Exercise Price. In addition, if the Company grants to its shareholders the right to purchase securities of the Company, the Employee would be entitled to participate in such right to purchase securities as if the Employee had exercised his or her options under the Plan.

         Series 10 and 12 through 17 provide that (i) in any other situation involving the issuance of securities of the Company, including offerings to interested shareholders, and (ii) in the case of distribution of dividends, there would be no adjustment in the number of shares issuable upon exercise of the options.

         Series 9 provides, in addition to the above-permitted adjustments, that the required adjustments shall be made with respect to distribution of dividends made after the Board of Directors of the Company approved the Plan.

         Series 11 provides that the options are subject to adjustments for cash dividends paid to holders of record of Ordinary Shares between the allocation date of the options and the date of exercise, as well as for the distribution of bonus shares, rights offerings and other similar events.

         Series 10 and 12 through 17 also provide that:

         1. Employees are not entitled to receive any fractional Shares upon exercise of options. Any fractional Shares issuable upon the exercise of an option as a result of an adjustment as described above will be sold by the Trustee on the Tel Aviv Stock Exchange and cash consideration will be paid to the Employee in lieu of fractional Shares.

         2. The Company may, at its sole discretion, allow an Employee to pay the Exercise Price out of the proceeds of the sale of the Shares underlying the options being exercised, as long as the Company has secured the Employee's ability to pay the Exercise Price.

         Series 9 and 11 provide that the exercise of options under same shall be "cashless" and shares shall be issued only in respect of and in an amount equal to the excess of the aggregate market price of the Shares (based on the opening price of Company shares on the Nasdaq National Market on the date of exercise) over the aggregate "exercise price" provided in the Plan, and that the Employee shall pay the Company only the aggregate nominal value of the Shares issued in fact upon the exercise of options.

         The Shares subject to all options are the Company's authorized but unissued ordinary shares.

         Resale of Shares. Participants who purchase Shares under a Plan may from time to time sell or otherwise dispose of all or part of such Shares without restriction, other than those imposed by applicable law.

         Income Tax Effect of Plan Participation. Each participant in a Plan should consult his or her own tax advisor regarding the purchase of Shares under the Plan and sale of such Shares.

         Series 10 and 12 through 17:

         Each Plan is intended to qualify as an employee share option plan within the framework of Section 102 of the Israeli Income Tax Ordinance. The Trustee may not sell or otherwise transfer the Shares before the end of the first two years after the allocation of the options in the name of the Trustee, unless approved otherwise by the Israeli Tax Authorities. Subsequently, such a sale or transfer would require the Employee to pay income tax according to
Section 102 of the Israeli Income Tax Ordinance and the regulations promulgated thereunder. Moreover, in the event the Employee's employment is terminated, except if such termination is the result of the departure of the Employee, before the second anniversary of the date of allocation of the options in the name of the Trustee, the Employee would no longer be entitled to the exemption of tax payment pursuant to Section 102(b) of the Israeli Tax Income Tax Ordinance, and would have to pay the full tax amount, as if he or she had never received such an exemption and an additional tax, if the value of the options or, upon their exercise, the value of underling Shares, is higher on the date of termination and/or at the above-mentioned the second anniversary, than on the date of issuance of the options, unless such termination of employment was not under the control of the Employee in a manner accepted by the Tax Commissioner.

          The Trustee shall withhold an income tax equal to 30% of the consideration received from the sale of Shares on the market or their value if otherwise transferred, unless presented with an approval of the Israeli Tax Authorities establishing a different rate of tax to be withheld, and/or a different manner to effect the withholding. The Employee will pay an additional tax (or will be entitled to a refund, in case of an excessive withholding) equal to the difference between: (i) the amount of the tax owed by the Employee according to the marginal tax rate applicable to his or her gains resulting from the sale or transfer of the Shares, and (ii) the amount of tax withheld as set forth above.

         Series 9 and 11:

Each Series 9 and 11 is intended to qualify as an employee share option plan within the framework of Section 102 pursuant to which the tax consequences would be the same as those set forth above for Series 10 and 12 through 17. However due to the fact that following the allotment of the Options under Series 9 and 11, the offeree of the said Options ceased to be an employee of the Company,
Section 102 may or may not be applicable to part of the Options granted under each such Series.

         Termination of Employment. Series 10 and 12 through 17 provide that the continuity of vesting of the Employee's rights under the Plan will cease when he or she ceases to be an Employee of the Company for any reason. Upon termination, the Employee will be entitled to exercise only that portion of options that are exercisable at the date of termination. The Employee must exercise such option within 120 days from the date of termination. The

Company is entitled to revoke the options if the Employee is charged with committing a felony against the Company or has confessed to have committed such felony or has acted in a manner competitive or facilitating competition to the Company's business. Notwithstanding the terms of these Plans, the Company is entitled, in its sole discretion, to allow an Employee to exercise the options on a later date. In the event of the departure of an Employee, his or her heirs would be entitled to exercise, at any time up to twelve months from the date of the Employee's departure, that portion of options that were exercisable at the date of the Employee's departure.

         Series 9 provides that the options shall expire if the Employee ceases to serve as an officer of the Company voluntarily (except for reasons of healthiness or retirement at age of 65) or by the request of the Company in circumstances not qualifying him for severance pay as a fired employee under the Severance Pay Law, 1963. Series 11 provides that such expiration of options upon the cessation of service shall apply due to cessation of services as an Employee or a director, and if such cessation shall occur during the first year after the grant of an option, the options shall expire, unless otherwise approved by the Board of Directors.


         No transferability. Series 9, 10 and 12 through 17 provide that an Employee's rights under each Plan to the allocation of options and/or the options themselves are his or hers alone any may not be transferred or assigned to any other person except upon departure.